Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Media contacts:

Japan: SoftBank Press office

+ 81 3 6889 2300

US:	Jim Barron +1.212.687.8080
Megan Bouchier +1.415.618.8750
Paul Kranhold +1.415.618.8750

SOFTBANK ANNOUNCES REGISTRATION STATEMENT FOR SPRINT

TRANSACTION DECLARED EFFECTIVE BY U.S. SECURITIES AND EXCHANGE

COMMISSION

Sprint Stockholder Meeting to Approve SoftBank Transaction Set for June 12 and

Expectation to Close Transaction in Approximately 8 Weeks

Tokyo – May 2, 2013 – SoftBank Corp. (TSE: 9984) (“SoftBank”) today announced that the Form S-4 Registration Statement relating to its agreed transaction with Sprint Nextel Corporation (NYSE: S) (“Sprint”) has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Form S-4 contains Sprint’s definitive proxy statement related to soliciting the required approval of the SoftBank merger by Sprint stockholders. Sprint is expected to commence the mailing of the definitive proxy statement to its stockholders on May 3rd. SoftBank encourages Sprint stockholders to review the proxy statement and to vote FOR the adoption of the SoftBank merger agreement at the Sprint special stockholders’ meeting to be held on June 12, 2013 in Overland Park, Kansas.

With the SEC review of the proxy statement/prospectus now complete, another significant milestone to closing the Sprint-SoftBank transaction has been achieved. SoftBank continues to work closely with Sprint on receiving the remaining government approvals and anticipates closing on July 1, 2013 pending receipt of these approvals.

SoftBank Holdings Inc. President Ron Fisher said, “The successful completion of the SEC review and the commencing of the mailing of the definitive proxy statement demonstrate the continued rapid progress we are making in closing our transaction with Sprint. We are pleased with this progress and believe that our ability to fund our investment in Sprint within a matter of weeks will enable Sprint to continue and accelerate its capital investment plans in 2013 and beyond. Our investment will better position Sprint to win in the ultra-competitive U.S. wireless marketplace, drive subscriber growth, and create significant shareholder value.”

SoftBank continues to believe its agreement with Sprint creates significantly greater value for Sprint stockholders than the highly-leveraged preliminary proposal put forward recently by Dish Network Corporation.

The Registration Statement and proxy materials related to the merger agreement are available at Sprint’s website at www.sprint.com/investors. If you have any questions or need assistance in voting your shares, please call Sprint’s proxy solicitor and the information agent for the offering, Georgeson Inc., toll free at 1-866-741-9588 (banks and brokers call 212-440-9800). You can also contact SoftBank’s proxy solicitor Morrow & Co., LLC toll free at 1-800-662-5200 (banks and brokers call 203-658-9400).

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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